EXHIBIT 97.1
Puget Energy, Inc.
Puget Sound Energy, Inc.

Incentive Compensation Recovery Policy
Effective: October 2, 2023
1.Purpose
Puget Energy, Inc. and Puget Sound Energy, Inc. (collectively, the “Company”) have determined that it is in the best interest of the Company to adopt this Incentive Compensation Recovery Policy (this “Policy”) to provide for the recovery of certain Incentive-Based Compensation in the event of an Accounting Restatement. This Policy is intended to comply with, and be administered and interpreted consistent with, Listing Standard 303A.14 adopted by the New York Stock Exchange (“NYSE”) (the “Listing Standards”) pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”). Unless otherwise defined in this Policy, capitalized terms shall have the meanings set forth in Section 8 below.

2. Policy for Recovery of Erroneously Awarded Compensation

In the event of an Accounting Restatement, the Company shall recover reasonably promptly the amount of any Erroneously Awarded Compensation Received by an Executive Officer during the Recovery Period.

3. Administration

3.1. This Policy shall be administered by the Compensation Committee (the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration and implementation of this Policy. Any determinations made by the Administrator under this Policy shall be final and binding on all affected individuals.

3.2. The Administrator is authorized to take appropriate steps to implement this Policy and may effect recovery hereunder by: (i) requiring payment to the Company, (ii) set-off, (iii) reducing compensation, or (iv) such other means or combination of means as the Administrator determines to be appropriate.

3.3. The Company is not required to recover Erroneously Awarded Compensation if and to the extent that the Administrator determines that such recovery is not required under Rule 10D-1 and the Listing Standards, including that: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover or (ii) recovery would likely cause an otherwise tax-qualified broad-based retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

4. Indemnification Prohibition

The Company shall not indemnify or reimburse any Executive Officer with respect to amount(s) that may be recovered under this Policy.

5. Amendment; Termination

The Administrator may amend or terminate this Policy from time to time in its discretion and as it deems necessary or appropriate; provided, however, that any amendment or termination of this Policy shall not be effective unless it complies with any applicable law, listing standards, rules, orders or regulations applicable to the Company.

EXHIBIT 97.1
6. Successors

This Policy shall be binding and enforceable against all individuals who are or were Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

7. Effective Date

This Policy is effective only for Incentive-Based Compensation Received by an Executive Officer on or after the Effective Date.

8. Definitions For purposes of this Policy, the following terms shall have the meanings set forth below:

8.1. “Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

8.2. “Administrator” has the meaning set forth in Section 3.1 hereof.

8.3. “Board” means the Company’s Board of Directors.

8.4. “Compensation Committee” means the Compensation and Leadership Development Committee of the Board.

8.5. “Effective Date” means October 2, 2023.

8.6. “Erroneously Awarded Compensation” means the amount, as determined by the Administrator, of Incentive-Based Compensation Received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that would have been Received by the Executive Officer had it been determined based on the restated amounts, calculated without regard to taxes paid.

8.7. “Executive Officers” means the Company’s current and former executive officers as determined by the Administrator in accordance with the Listing Standards and Rule 10D-1. Generally, Executive Officers include any executive officer who would be treated as an “officer” under Rule 16a-1(f) under the Exchange Act.

8.8. “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

8.9. “Incentive-Based Compensation” means any compensation granted, earned, or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by an individual (i) on or after the Effective Date and after such individual began service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation, and (iii) while the Company is subject to the Listing Standards.

EXHIBIT 97.1
8.10. “Received”: Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

8.11. “Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the applicable Accounting Restatement and any “transition period” as described under Rule 10D-1 and the Listing Standards. For purposes of this Policy, the “date that the Company is required to prepare the applicable Accounting Restatement” is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.